September 20, 2012

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Susan Block, Attorney-Advisor

Re:	Eastern Resources, Inc.
Amendment No. 4 to
Form 8-K
Filed August 22, 2012
File No. 000-54645

Dear Ms. Block:

On behalf of our client, Eastern Resources, Inc., a Delaware corporation (the “Company”), we are submitting this letter as an initial response to your letter to the Company dated August 30, 2012.

The Company is in the process of completing its response to your comment in your letter of August 30th. The Company expects to file by September 25, 2012 a completed response letter as well as a further amendment to its Form 8-K, Amendment No. 4, filed on August 22, 2012. The Company needs this additional time to fully analyze the effect of the EGLLC convertible debt on the Capital structure of the Company.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Beverly Singleton and Margery Reich, Division of Corporate Finance
Securities and Exchange Commission

Patrick W. M. Imeson, Chief Executive Officer
Eastern Resources, Inc.